Exhibit 99.1
MediWound Reports First Quarter 2022 Financial Results

Positive Results from Its U.S. Phase 2 Trial of EscharEx for Debridement of Chronic Wounds

On track for NexoBrid BLA resubmission by mid-year

Conference Call Begins Today at 8:30 am ET

YAVNE, Israel, May 17, 2022 -- MediWound Ltd. (NASDAQ: MDWD), a fully-integrated biopharmaceutical company focused on next-generation biotherapeutic solutions for tissue repair and regeneration, today announced
Financial results for the first quarter ended March 31, 2022.

First Quarter and Recent Weeks Financial Highlights

•	Total revenues for the first quarter of 2022 were $4.4 million compared to $5.8 million in the first quarter of 2021

•	Raised an additional $10 million of total net proceeds through an equity offering

•	Cash and short-term investments of $16.8 million as of March 31, 2022

Business Highlights and Updates:

•
Positive results from its U.S. Phase 2 clinical study of EscharEx® for the debridement of venous leg ulcers (VLUs): (i) the study met its primary and its key secondary endpoints with statistically significant results compared to control arms; (ii) significant improvement over the current standard-of-care; and (iii) no deleterious effects on wound closure and no observed safety issues.

•	EscharEx clinical data from phase 2 clinical trials was highlighted in poster and oral presentation at the symposium of advance wound care (SAWC)

•
The Biomedical Advanced Research and Development Authority (BARDA) expanded its awarded contract by providing supplemental funding of $9 million to support the NexoBrid BLA resubmission with the FDA and the ongoing expanded access treatment protocol (NEXT)

•	Awarded a U.S. Department of Defense (DoD) research grant for the development of NexoBrid as a non-surgical solution for field-care burn treatment for the U.S. Army

“EscharEx is demonstrating to be a true game changer, and we believe the robust results position it at the forefront of enzymatic debridement solutions for chronic and hard to heal wounds,” said Sharon Malka, Chief Executive Officer of MediWound. “We believe we have a clear path forward to advance EscharEx clinical program into pivotal Phase 3 clinical trials and current next step is to meet with the U.S. FDA in the second half of this year to discuss the clinical program. Additionally, we are looking forward to resubmitting the BLA for NexoBrid by mid-year, with an anticipated approval by year-end. As the potential for having two approved products on the market in the U.S. draws closer, we are fully committed to realizing the potential of our assets, while remaining focused on continuing to execute across our global platform.”

First Quarter Financial Results

Revenues for the first quarter of 2022 were $4.4 million, compared with $5.8 million for the first quarter of 2021. Revenue from products in the first quarter of 2022 were $1.1 million, a decrease of 56% compared to the first quarter of 2021. The decrease in revenues was primarily as a result of a $1.2 million decrease in emergency stockpile procurement by BARDA.

Gross profit for the first quarter of 2022 was $1.5 million, or 33% of net revenues, compared to a gross profit of $2.4 million, or 41% of net revenues for the first quarter of 2021.

Research and development expenses for the first quarter of 2022 were $2.4 million compared with $2.2 million, in the first quarter of 2021.

Selling, general and administrative expenses for the first quarter of 2022 were $2.3 million, compared with $2.1 million in the first quarter of 2021.

Operating loss for the first quarter of 2022 was $3.3 million, compared with $1.9 million in the first quarter of 2021. This resulted primarily from a decrease in revenues from BARDA.

The Company posted a net loss of $3.6 million, or $0.12 per share, for the first quarter of 2022 compared with a net loss of $2.9 million, or $0.10 per share, for the first quarter of 2021.

Adjusted EBITDA, as defined below, for the first quarter of 2022 was a loss of $2.6 million, compared with a loss of $1.3 million for the first quarter of 2021.

Balance Sheet Highlights

As of March 31, 2022, MediWound had $16.8 million in cash and short-term investments, compared with $11.0 million as of December 31, 2021. MediWound remained on budget, utilizing $4.0 million in the first quarter of 2022 for its operational activities.  The Company expects cash use for 2022 to be in the range of $11 to $13 million.

Conference Call

MediWound management will host a conference call for investors today, Tuesday, May 17, 2022; beginning at 8:30 a.m., Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-602-7189 (in the U.S.), 1 809 315 362 (Israel), or 678-894-3057 (outside the U.S. & Israel) and entering passcode 1297705. The call will be webcast live on the Events & Presentations page of Company’s website at: https://ir.mediwound.com/events-and-presentations

A replay of the call will be available on the Company’s website for 90 days at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company's performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and share-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our senior management.

However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound Ltd.

MediWound is a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy leverages our enzymatic technology platform, focused on next-generation bioactive therapies for burn care, wound care, and tissue repair.

NexoBrid®, our commercial orphan biological product for non-surgical eschar removal of deep-partial and full-thickness thermal burns, is a bromelain-based biological product containing a sterile mixture of proteolytic enzymes that selectively removes burn eschar within four hours without harming surrounding viable tissue. NexoBrid is currently marketed in the European Union and other international markets and is at registration-stage in the U.S. NexoBrid is supported by the U.S. Biomedical Advanced Research and Development Authority (BARDA).

EscharEx®, our next-generation bioactive topical therapeutic under development in the U.S. for debridement of chronic and hard to heal wounds. EscharEx was well tolerated and has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications.

MW005, our topical biological drug for the treatment of non-melanoma skin cancers, is a clinical-stage product candidate under development.

Committed to innovation, we are dedicated to improving quality of care and patient lives. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the COVID-19 pandemic.  For example, we are unable to predict how the pandemic will affect the overall healthcare infrastructure, including the ability to recruit patients, the ability to conduct the studies in medical sites and the pace with which governmental agencies, such as the FDA, will review and approve regulatory submissions. Additional government-imposed quarantines and requirements to “shelter at home” or other incremental mitigation efforts also may impact our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2022, Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

Contacts: Boaz Gur-Lavie Chief Financial Officer MediWound Ltd. ir@mediwound.com	Monique Kosse Managing Director LifeSci Advisors 212-915-3820 monique@lifesciadvisors.com

MediWound, Ltd.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITIONS
U.S. dollars in thousands

	March 31,		December 31,
	2022	2021	2021
	Un-audited		Audited
Cash, cash equivalents and short-term deposits	16,836	17,862	11,046
Trade and other receivable	3,200	5,574	2,706
Inventories	1,920	1,470	1,200
Total current assets	21,956	24,906	14,952

Other receivables	230	-	469
Property, plant and equipment, net	2,471	2,694	2,478
Right of use assets, net	1,429	1,747	1,548
Intangible assets, net	281	347	297
Total non-current assets	4,411	4,788	4,792

Total assets	26,367	29,694	19,744

Current maturities of long-term liabilities	2,572	1,884	2,408
Trade payables and accrued expenses	5,623	3,258	4,693
Other payables	3,055	5,172	3,620
Total current liabilities	11,250	10,314	10,721

Deferred revenues	91	693	119

Liabilities in respect of IIA grants net of current maturities	7,897	7,275	7,885
Liabilities in respect of purchase of shares net of current maturities	3,642	4,733	3,992
Lease liabilities, net of current maturities	1,239	1,590	1,391
Severance pay liability, net	303	273	288
Total non-current liabilities	13,172	14,564	13,605

Shareholders' equity (deficit)	1,945	4,816	(4,582)
Total liabilities & shareholder equity	26,367	29,694	19,744

MediWound, Ltd.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)
U.S. dollars in thousands

	Three months ended
	March 31,
	2022	2021

Revenues	4,407	5,847
Cost of revenues	2,947	3,431
Gross profit	1,460	2,416
Operating expenses:
Research and development	2,408	2,242
Selling, general and administrative	2,336	2,095
Operating loss	(3,284)	(1,921)
Financial expense, net	(301)	(930)
Loss before taxes on income	(3,585)	(2,851)
Taxes on income	(4)	-
	(3,589)	(2,851)

Foreign currency translation adjustments	5	11
Total comprehensive loss	(3,584)	(2,840)

Basic and diluted loss per share:
Net loss per share	(0.12)	(0.10)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	28,733	27,237

MediWound, Ltd.
ADJUSTED EBITDA
U.S. dollars in thousands

	Three months ended
	March 31,
	2022	2021
Loss for the period	(3,589)	(2,851)
Adjustments:
Financial expenses, net	(301)	(930)
Tax expenses	(4)	-
Depreciation and amortization	(321)	(273)
Share-based compensation expenses	(345)	(384)
Total adjustments	(971)	(1,587)
Adjusted EBITDA	(2,618)	(1,264)

MediWound, Ltd.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
U.S. dollars in thousands

	Three months ended
	March 31,
	2021	2021
Cash Flows from Operating Activities:
Net loss	(3,589)	(2,851)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Adjustments to profit and loss items:
Depreciation and amortization	321	273
Share-based compensation	345	384
Revaluation of liabilities in respect of IIA grants	234	275
Revaluation of liabilities in respect of purchase of shares	137	152
Revaluation of lease liabilities	(14)	(44)
Increase (decrease) in severance liability, net	20	(10)
Financing income	-	(11)
Unrealized foreign currency loss	245	256
	1,288	1,275
Changes in asset and liability items:
Increase in trade receivables	(579)	(2,407)
Increase in inventories	(710)	(45)
Decrease in other receivables	125	37
Increase in trade payables & accrued expenses	283	272

Increase (decrease) in other payables & deferred revenues	(883)	806
	(1,764)	(1,337)
Net cash used in operating activities	(4,065)	(2,913)

Cash Flows from Investment Activities:
Purchase of property and equipment	(160)	(218)
Interest received	-	35
Proceeds from short term bank deposits	-	4,006
Net cash (used in) provided by investing activities	(160)	3,823
Cash Flows from Financing Activities:
Repayment of lease liabilities	(178)	(131)
Repayment of IIA grants	(162)	(180)
Proceeds from issue of share capital	10,417	-
Net cash used in financing activities	10,067	(311)

Exchange rate differences on cash and cash equivalent balances	(247)	(291)
Increase in cash and cash equivalents	5,605	308
Balance of cash and cash equivalents at the beginning of the period	11,046	17,376
Balance of cash and cash equivalents at the end of the period	16,651	17,684